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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                            (Amendment No.   2    )*
                                           -------

                           Microfield Graphics, Inc.
-------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
-------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    59506W1
                       -----------------------------------
                                 (CUSIP Number)

             Jon D. Botsford, Steelcase Inc., 901-44th Street S.E.,
                     Grand Rapids, MI 49508, (616) 246-9600
-------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                 March 26, 1999
-------------------------------------------------------------------------------
            (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this Schedule because of (S)(S)240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See (S)240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

                               Page 1 of 8 pages
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
-------------------------------------------------------------------------------
1.  Names of Reporting Persons.
    I.R.S. Identification Nos. of above persons (entities only)................
-------------------------------------------------------------------------------
2.  Check the Appropriate Box if a Member of a Group (See Instructions)
    (a).....................................................................[ ]
    (b).....................................................................[ ]

--------------------------------------------------------------------------------
3.  SEC Use Only.............................................................
--------------------------------------------------------------------------------
4.  Source of Funds (See Instructions).......................................

-------------------------------------------------------------------------------
5.  Check if Disclosure of Legal  Proceedings is Required Pursuant to Items 2(d)
    or 2(e)..................................................................[ ]
--------------------------------------------------------------------------------
6.  Citizenship or Place of Organization........................................

--------------------------------------------------------------------------------
                  7.  Sole Voting Power........................................0

Number of         --------------------------------------------------------------
Shares Bene-
ficially          8.  Shared Voting Power..............................1,322,725
Owned By Each
Reporting         ---------------------------------------------------------------
Person With:
                  9.  Sole Dispositive Power..............................951,445

                  --------------------------------------------------------------
                 10.  Shared Dispositive Power..................................0

---------------------------------------------------------------------------------
11.    Aggregate Amount Beneficially Owned by Each Reporting Person    1,697,491

---------------------------------------------------------------------------------
12.    Check if the Aggregate Amount in Row (11) Excludes Certain Shares
       (See Instructions)  [ ]

---------------------------------------------------------------------------------
13.    Percent of Class Represented by Amount in Row (11)....................37.7%

---------------------------------------------------------------------------------
14.    Type of Reporting Person (See Instructions)...............................

---------------------------------------------------------------------------------

                               Page 2 of 8 pages

     This Amendment No. 2 is being filed to amend the Schedule 13D filed by Steelcase Inc. on March 30, 1998, as amended on September 10, 1998. All references herein to the "Original 13D Filing" refer to the Schedule 13D filed on March 30, 1998.




Item 1. Security and Issuer.

     The title of the class of equity securities to which this statement relates is Common Stock ("Common Stock"), of Microfield Graphics, Inc., an Oregon corporation (the "Company"). The address of the Company's principal executive offices is 7216 SW Durham Road, Portland, Oregon 97224.

Item 2. Identity and Background.

     This statement is being filed by Steelcase Inc. ("Steelcase"), a Michigan corporation. The principal business of Steelcase is the manufacture of office furniture and related products. The principal business and office address of Steelcase is 901-44th Street S.E., Grand Rapids, Michigan 49508.

     Steelcase has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). Steelcase has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

     This statement is being filed to report that, on March 26, 1999, Steelcase purchased 444,445 shares of Common Stock for an aggregate purchase price of $1,000,001.25. The source of the funds used in making the purchases was the working capital of Steelcase.

Item 4. Purpose of Transaction.

     Steelcase acquired the additional shares of Common Stock pursuant to a Common Stock Purchase Agreement between the Company and Steelcase, dated March 25, 1999 (the "Purchase Agreement"), in order to (a) increase its investment in the Company, (b) facilitate the joint development of products by the Company and Steelcase and (c) provide the Company with working capital. The Purchase Agreement is attached hereto as Exhibit 1 and is incorporated herein by reference.

     Pursuant to the Purchase Agreement, the Company, Steelcase and certain executive officers and directors of the Company (the "Company Executives") entered into an Amended and Restated Share Ownership, Voting and Right of First Refusal Agreement (the "Amended Voting Agreement") on March 25, 1999. The Amended Voting Agreement is attached hereto as Exhibit 2 and incorporated herein by reference. Pursuant to the Amended Voting Agreement,

                               Page 3 of 8 pages

Steelcase and the Company Executives will vote all of their shares of Common Stock to elect certain individuals to the Board of Directors of the Company, including one individual designated by Steelcase, the current Chief Executive Officer of the Company or his successor and three independent directors (including two current directors) as designated by the majority of the directors then in office. With regard to matters other than the election of directors, Steelcase has agreed to vote all shares of Common Stock that it may own in excess of 1,054,445 shares in proportion to the votes of all outstanding shares of Common Stock. Also, pursuant to the Amended Voting Agreement, Steelcase has a right of first refusal for certain proposed sales of shares of Common Stock by the Company Executives and a right of first offer for any proposed issuance of shares of Common Stock by the Company, subject to exceptions for certain issuances. Under the Amended Voting Agreement, Steelcase has also agreed that it will not transfer any shares of Common Stock until March 19, 2000, to any transferees other than (a) to affiliates of Steelcase or (b) up to 50% of Steelcase's shares of Common Stock to a strategic partner approved by the Company. The Company Executives have also agreed that they will not transfer any shares of Common Stock in market transactions until following the public announcement of the Company's earnings for the second quarter of its 1999 fiscal year. Unless otherwise terminated pursuant to its terms and conditions, the Amended Voting Agreement will remain in effect until the earlier of (a) such time as Steelcase and any affiliates of Steelcase own less than 5 percent or more than 50 percent of the outstanding shares of Common Stock or (b) March 19, 2003.

     Pursuant to the Purchase Agreement, the Company and Steelcase also entered into Amendment No. 1 (the "Amendment") dated March 25, 1999, to the Registration Rights Agreement between Steelcase and the Company dated March 19, 1998 (the "Registration Rights Agreement"). The Amendment is attached hereto as Exhibit 3 and is incorporated herein by reference. The Registration Rights Agreement was attached as Exhibit 4 to the original 13D Filing and is also incorporated herein by reference. The Registration Rights Agreement, as amended by the Amendment, provides that upon request by Steelcase, at any time after March 19, 2000, the Company will effect, subject to certain limitations, the registration under the Securities Act of 1933, as amended, of the 951,445 shares of Common Stock currently owned by Steelcase and any shares acquired by Steelcase by exercise of a warrant (the "Warrant") for the purchase of 260,000 shares of Common Stock acquired by Steelcase from the Company on March 19, 1998.

     Steelcase may acquire additional shares of Common Stock (a) by the exercise of the Warrant or (b) from time to time for investment purposes if market conditions are favorable.

     Other than as described above (including, without limitation, in connection with the Purchase Agreement, the Amended Voting Agreement, the Registration Rights Agreement, as amended and the Warrant), Steelcase does not have any current plans or proposals for (i) any extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries, (ii) any sale or transfer of a material amount of assets of the Company or any of its subsidiaries, (iii) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board, (iv) any material change in the Company's present capitalization or dividend policy, (v) any other material change in the

                               Page 4 of 8 pages

Company's business or corporate structure, (vi) any changes in the Company's Articles of Incorporation or Bylaws or other actions which may impede the acquisition of control of the Company by any person, (vii) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association, (viii) a class of the Company's equity securities becoming eligible for termination of registration pursuant to
Section 12(g)(4) of the Securities Exchange Act of 1934, as amended, or (ix) any action similar to those enumerated above.

Item 5. Interest in Securities of the Issuer.

     The number of shares of Common Stock beneficially owned by Steelcase is 1,697,491, which includes 951,445 shares owned by Steelcase as of March 26, 1999, 260,000 shares which Steelcase has the right to acquire pursuant to the Warrant (the "Warrant Shares"), 371,280 shares owned by the Company Executives and 114,766 shares subject to issuance pursuant to options held by the Company Executives which are exercisable within 60 days (the "Option Shares"). The shares beneficially owned by Steelcase represent 37.7% of the Common Stock outstanding, based on the Company's representations to Steelcase in the Purchase Agreement that 3,686,900 shares of Common Stock were outstanding as of February 28, 1999, adjusted to reflect the Warrant Shares and the Option Shares and the shares issued to Steelcase on March 26, 1999.

     Pursuant to the Amended Voting Agreement, Steelcase has shared voting power over 1,322,725 shares of Common Stock. Steelcase disclaims any voting power over the Warrant Shares and the Option Shares. Subject to the Voting Agreement, Steelcase has sole dispositive power over the shares it directly owns.
Steelcase disclaims any dispositive power over the Warrant Shares, the Option Shares and the shares presently held by the Company Executives.

     The identity and background of the Company Executives are as follows:


Name:                                William P. Cargile
Business Address:                    7216 SW Durham Road, Portland, Oregon 97224
Present Principal Employment:        Director, Microfield Graphics, Inc.
Principal Business and
 Address of Principal Employer:      Manufacture of computer conferencing and
                                     telecommunications products,
                                     7216 SW Durham Road,Portland, Oregon 97224
                                     United States of America

Citizenship:
Number of shares with:
        .  sole power to vote          0
        .  shared power to vote:     1,322,725
        .  sole power to dispose:      190,000
        .  shared power to dispose:    0


                                       Page 5 of 8 pages

Name:                                John B. Conroy
Business Address:                    7216 SW Durham Road, Portland, Oregon 97224
Present Principal Employment:        President, Chief Executive Officer,
                                     Chairman and Director
                                     Microfield Graphics, Inc.

Principal Business and
Address of Principal Employer:       Manufacture of computer conferencing and
                                     telecommunications products,
                                     7216 SW Durham Road,Portland, Oregon 97224
                                     United States of America

Citizenship:
Number of shares with:

     .  sole power to vote:             0
     .  shared power to vote:        1,322,725
     .  sole power to dispose:          45,000
     .  shared power to dispose:        91,033

Name:                                Randall R. Reed
Business Address:                    7216 SW Durham Road, Portland, Oregon 97224
Present Principal Employment:        Chief Financial Officer,
                                     Microfield Graphics, Inc.
Principal Business and
 Address of Principal Employer:      Manufacture of computer conferencing and
                                     telecommunications products,
                                     7216 SW Durham Road,Portland, Oregon 97224
                                     United States of America
Citizenship:
Number of shares with:
       . sole power to vote:             0
       . shared power to vote:       1,322,725
       . sole power to dispose:          5,001
       . shared power to dispose:        0

Name:                                Herbert S. Shaw
Business Address:                    7216 SW Durham Road, Portland, Oregon 97224
Present Principal Employment:        Director, Microfield Graphics, Inc.
Principal Business and
 Address of Principal Employer:      Manufacture of computer conferencing and
                                     telecommunications products,
                                     7216 SW Durham Road,Portland, Oregon 97224
                                     United States of America
Citizenship:
Number of shares with:

     .   sole power to vote:             0
     .   shared power to vote:       1,322,725
     .   sole power to dispose:          0
     .   shared power to dispose:        0


                              Page 6 of 8 pages

Name:                               Michael W. Stansell
Business Address:                   7216 SW Durham Road, Portland, Oregon 97224
Present Principal Employment:       Vice President of Operations, Microfield Graphics, Inc.
Principal Business and
 Address of Principal Employer:     Manufacture of computer conferencing and
                                    telecommunications products,
                                    7216 SW Durham Road, Portland, Oregon 97224
Citizenship:                        United States of America
Number of shares with:
      .   sole power to vote:           0
      .   shared power to vote:     1,322,725
      .   sole power to dispose:       22,603
      .   shared power to dispose:      0

Name:                               Ross K. Summers
Business Address:                   7216 SW Durham Road, Portland, Oregon 97224
Present Principal Employment:       Vice President-Sales and Marketing, Microfield Graphics, Inc.
Principal Business and
 Address of Principal Employer:     Manufacture of computer conferencing and
                                    telecommunications products,
                                    7216 SW Durham Road, Portland, Oregon 97224
Citizenship:                        United States of America
Number of shares with:
      .   sole power to vote:           0
      .   shared power to vote:     1,322,725
      .   sole power to dispose:        0
      .   shared power to dispose:      0

Name:                               Donald H. Zurstadt
Business Address:                   7216 SW Durham Road, Portland, Oregon 97224
Present Principal Employment:       Vice President of Engineering, Microfield Graphics, Inc.
Principal Business and
 Address of Principal Employer:     Manufacture of computer conferencing and
                                    telecommunications products,
                                    7216 SW Durham Road, Portland, Oregon 97224
Citizenship:                        United States of America
Number of shares with:
      .   sole power to vote:           0
      .   shared power to vote:     1,322,725
      .   sole power to dispose:       17,643
      .   shared power to dispose:      0

       Based on information provided to Steelcase, Steelcase believes that none of the Company Executives has, during the past five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and that none of the Company Executives has, during

                               Page 7 of 8 pages
the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

        No other transactions involving Common Stock were effected by Steelcase within the sixty days prior to the date of this Amendment No. 2 to Schedule 13D.

        No other person is known to have the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of, the Common Stock owned by Steelcase.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

        Descriptions of the Purchase Agreement, the Amended Voting Agreement, the Registration Rights Agreement and the Amendment are included under Item 4 above. The Warrant was acquired pursuant to the Common Stock Purchase Agreement between the Company and Steelcase, dated March 16, 1998, and the March 16, 1998 Common Stock Purchase Agreement and the Warrant were described in Items 3 and 4 of the Original 13D Filing and attached to the Original 13D Filing as Exhibits 1 and 2, respectively.

Item 7. Material to be Filed as Exhibits.

     1. Common Stock Purchase Agreement between Microfield Graphics, Inc., and Steelcase Inc., dated March 25, 1999.

     2. Amended Share Ownership, Voting and Right of First Refusal Agreement, between Microfield Graphics, Inc., Steelcase Inc. and John B. Conroy, Ross K. Summers, Randall R. Reed, Michael W. Stansell, Donald H. Zurstadt, William P. Cargile and Herbert S. Shaw, dated March 25, 1999.

     3. Amendment No. 1 to Registration Rights Agreement, between Microfield Graphics, Inc., and Steelcase Inc., dated March 25, 1999.


                                 SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 14, 1999                         STEELCASE INC.

                                              By:  /s/ Sheila C. Dayton
                                                   ------------------------
                                                   Sheila C. Dayton
                                                   Assistant General Counsel
                                                   and Assistant Secretary

                               Page 8 of 8 pages